EXHIBIT 99.1

Foremost Clean Energy Announces Commencement of Trading of its Spin-Out, Rio Grande Resources

Rio Grande Resources Is Anticipated to Commence Trading on the Canadian Securities Exchange Under the Ticker “RGR” at Market Open at 6:30 AM PST February 7, 2025

VANCOUVER, British Columbia, Feb. 07, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”), a rapidly growing North American American uranium and lithium exploration company is pleased to announce that its spinout transaction of Rio Grande Resources (“Rio” or “Rio Grande”) received the final approval to list its common shares on the Canadian Securities Exchange (the “CSE”). Rio Grande’s common shares are expected to commence trading at market open on Friday, February 7, 2025, under the trading symbol “RGR”.

Jason Barnard, President and CEO of Foremost Clean Energy, comments: “Today marks an exciting new chapter for our valued shareholders as Rio Grande begins trading on the CSE under the symbol 'RGR'. This listing is a significant milestone, providing a dedicated and focused team with the resources to develop its exceptional gold and silver assets in New Mexico. The high-grade gold and silver samples, including assays of 41.5 g/t gold and 4,610 g/t silver, are testament to the incredible resources that Rio holds. With the recent surge in gold and silver prices, companies like Rio Grande Resources are well-positioned, as investors increasingly turn to precious metals as a safe haven and a hedge against inflation. This is driving up demand and further confirms the underlying strength of the precious metals market. Our Company and the team at Foremost wish Rio Grande much success as it launches during an exciting time in a positive precious metals market.”

About the Winston Group of Gold and Silver Properties

Rio Grande Resources controls a 100% interest in the Winston Group of Properties, consisting of one-hundred-forty-seven (147) unpatented lode mining claims and two (2) patented mining claims in Sierra County and Catron County, New Mexico. The Properties cover 1,229 hectares (3,037 acres) in the Black Range/Chloride Mining District of central New Mexico and are comprised of three historic past producing gold and silver mines: Ivanhoe, Emporia and Little Granite.

Figure 1. Winston Project (yellow ellipse) regional location map, showing the north end of Chloride District. Porphyry Copper Deposit (PCD) in blue circles; Base-Metal CRD Districts in purple rectangles; Epithermal Precious Metals in red rectangles
https://www.globenewswire.com/NewsRoom/AttachmentNg/83dee9bd-b5b6-498b-bfff-8ed678073596

Table 1 shows the descriptions and Gold/Silver values for Ore Characterization Samples collected by the QP. Exceptional results from property-wide confirmatory sampling completed in 2021 included many high-grade samples including 41.5 g/t Gold and 4,610 g/t Silver on newly staked claims. Additional samples from these three mines returned peak values of 66.5 g/t gold and 2,940 g/t silver from Little Granite, 26.8 g/t gold and 1,670 g/t silver from Ivanhoe, and 46.1 g/t gold and 517 g/t silver from Emporia.

Table 1. Ore Characterization samples collected from historic mine dumps, none omitted

Sample#	Comment	Mine	G/T GOLD	G/T SILVER
1670958	Sugary white quartz w patches of black sulphides	Emporia	46.10	366.0
1670959	amethyst vein and breccia w minor oxides	Emporia	0.02	1.0
1670960	banded vein w some red zones and minor ginguro	Emporia	44.90	517.0
1670957	banded comb quartz w calcite, oxides, dark gray zones	Ivanhoe	0.38	563.0
1670976	sugary quartz/adularia/calcite banded vein w black sulphide bands, up to 20% locally	Ivanhoe	4.82	1,670.0
1670977	layered comb amethyst w oxides and replacement textures	Ivanhoe	0.02	3.8
1670978	massive dark gray quartz w red oxide zone, some copper oxide	Ivanhoe	2.91	628.0
1670979	calcite breccia w chalcopyrite, included banded vein clast	Ivanhoe	0.47	383.0
1670980	layered chalcedony w black sulphide,	Ivanhoe	26.80	940.0
1670981	qtz/adularia vein w green mustard oxide	Ivanhoe	1.30	849.0
1670962	comb amethyst/sugary quartz w red-	L Granite	3.33	218.0
1670963	coarse comb quartz w calcite and bright green crystalline oxide	L Granite	7.97	189.0
1670964	dark grey mucky quartz vein phase, red-orange oxides with trace copperoxide	L Granite	6.43	525.0
1670990	comb quartz with red and black sulphide layers, rare variety on this dump	L Granite	0.41	690.0
1670992	Quartz with red-oxide fluff	L Granite	0.10	7.6
1670993	Qtz/adularia vein phase w minor orange oxides	L Granite	2.15	163.0
1670994	white banded coarse comb vein, dump background	L Granite	7.00	337.0
1670995	select high grade vein grab at LG haul tower	L Granite	66.50	2,940.0

Current and Future Exploration Plans

Rio Grande expects it will initiate a modern exploration program at its New Mexico properties, focusing on the previously high-grade sampled areas on the Winston Property. The program will employ advanced geophysical techniques, including high-resolution LiDAR and satellite imagery to build a detailed 3D digital model for accurate drill targeting. The exploration will involve geological mapping, sampling, and structural analysis, including a project wide ground magnetics to delineate mineralization. The initial phase will concentrate on field work in 2025, and data will be compiled to identify mineralized zones and de-risk future drill targets.

Following the initial exploration program, Rio Grande anticipates 3,000-foot diamond drilling program. This program aims to test depth and strike extensions of known mineralization, with the results guiding future exploration and drilling.

Qualified Person

Technical information in this news release has been reviewed and approved by Michael Feinstein, PhD, CPG, who is a Qualified Person as identified by Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects.

About Foremost

Foremost Clean Energy (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is an emerging North American uranium and lithium exploration company with an option to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%) spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the clean energy mix of the future. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries, alongside and in collaboration with Denison (TSX:DML, NYSE American: DNN), through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information please visit the company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
Jason.barnard@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbour for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at www.sedarplus.ca for further information respecting the risks affecting the Company and its business.

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.